FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Peru Field Trip 2010 presentation.

Peru Field Trip September 2010 Upstream Peru Evandro Correa Nacul Executive Director E&P Pacific

Disclaimer

ALL RIGHTS ARE RESERVED
© REPSOL YPF, S.A. 2010
Repsol YPF, S.A. is the exclusive owner of this document. No part of this document may be reproduced (including photocopying), stored, duplicated, copied, distributed or introduced into a retrieval system of any nature or transmitted in any form or by any means without the prior written permission of Repsol YPF, S.A.
This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private
Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.
Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-
looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in
Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about
Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the
fiscal year ended December 31, 2009 filed with the US Securities and Exchange Commission and in Section I “Risk factors” in Repsol YPF’s
Registration Document filed with the Comisión Nacional del Mercado de Valores in Spain in April 2010. Both documents are available on Repsol
YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.
Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF's or YPF Sociedad Anonima's respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF's and YPF Sociedad Anonima's respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

Peru´s Upstream Industry attractiveness Peru’s Importance for Repsol E&P E&P Pacific Regional Wrap Up & Conclusions Peru Oil & Gas Industry Map Agenda 3

E&P Pacific Regional Bolivia Ecuador Peru 4

Ecuador: Assets Ecuador Agip = 5% Petrobras = 11% Perenco = 4% Andes = 36% Occidental = 14% Repsol = 30% OCP OCP Opic = 31% Sinochem = 14% Repsol = 55% Ecuador OCP OCP 5 Block 16

Ecuador: Block 16
Highlights:
Operator: Repsol
First Oil: 1994
Area: 2,200  km
Current Oil Production:         46   kbpd
Currente Fluid: 976   kbls/d
Cumm. Production:   257   Mbls
Productive Wells: 161
Inyector Wells: 28
API:                                       15°
Power Generation:  95  MW

2

Bolivia: Assets
SANTA CRUZ
SUCRE
POTOSI
ORURO
CBBA
LA PAZ
BENI
TARIJA
Salar
PANDO
TUICHI
BOOMERANG I
BOOMERANG III
CHARAGUA
CAIPIPENDI
SAN ANTONIO
SAN ALBERTO
AMBORO
ESPEJOS
Operator: YPFB ANDINA
Operator: REPSOL E&P
Exploration
GRIGOTA
REPSOL
EXPLORATION:
•
Charagua
•
Tuichi
PRODUCTION:
•
Itatiqui
•
Monteagudo
•
Cambeiti
•
Surubí
•
Surubí Bloque Bajo
•
Surubí Noroeste
•
Paloma
•
Margarita
•
Huacaya
YPFB ANDINA
EXPLORATION:
•
Amboró – Espejos
•
Sara Boomerang I
•
Sara Boomerang III
PRODUCTION:
•
Los Penocos
•
Arroyo Negro
•
Los Sauces
•
Camiri
•
Guairuy
•
La Peña - Tundy
•
Río Grande
•
Sirari
•
Víbora
•
Cascabel
•
Cobra
•
Puerto Palos
•
Boquerón
•
Yapacaní
•
Enconada
•
Palacios
•
Patujú
•
Sábalo
•
San Alberto

Bolivia: Margarita Project
Highlights:
Operator: Repsol
First gas: 2004
Block: Caipipendi
Wells drilled:   5
Current production:
Gas: 2.3 Mm3/d
Liquids: 3,700 Bopd
Huacaya: commerciality in 2009
First expansion: 8.3 Mm3/d (2012)
Second expansion: 14.3 Mm3/d (2013)
MARGARITA
Repsol 37.5%
BG Bolivia 37.5%
PAE 25%
8
Relinquished Areas
Margarita Field
Huacaya Field

Production & Development Assets
Camisea
(56 + 88)
2,020 km
Pluspetrol 27%
Hunt Oil 25%
SK Corporation 18%
Sonatrach 10%
Tecpetrol 10%
Repsol 10%
57
6,111 km
Repsol 54%
Petrobras 46%
Exploration Assets
39
8,868 km
Repsol 55%
Conoco Phillips 35%
Reliance 10%
57
6,111 km
Repsol 54%
Petrobras 46%
76
14,341 km
Hunt Oil 50%
Repsol 50%
103
8,709 km
Talisman 40%
Repsol 30%
Petrobras 30%
109
8,998 km
Repsol 100%
Peru: Assests
CHILE
LEGEND
Operated blocks
Non-operated blocks
TGP Pipelines
Talara
Iquitos
Bayovar
Trujillo
Pisco
Cuzco
Pucallpa
39
Lima
76
COLOMBIA
ECUADOR
103
La Pampilla
Refinery
57
56
88
TGP Pipeline
109
PERU LNG
Malvinas
PERU LNG Pipeline
9
2
2
2
2
2
2
2

10
Midstream Assets
TGP
Tecpetrol 24%
Sonatrach 21%
Hunt Oil 13%
Pluspetrol 12%
SK Energy 11%
Repsol 10%
Tractebel 8%
Graña y Montero 1%
PERU LNG
Hunt Oil 50%
SK Energy 20%
Repsol 20%
Marubeni 10%
CHILE
Talara
Iquitos
Bayovar
Trujillo
Pisco
Cuzco
Pucallpa
39
Lima
76
COLOMBIA
ECUADOR
103
La Pampilla
Refinery
57
56
88
TGP Pipeline
109
PERU LNG
Malvinas
LEGEND
Operated blocks
Non-operated blocks
TGP Pipelines
PERU LNG Pipeline
Peru Assests

11 Peru´s Upstream Industry attractiveness Peru’s Importance for Repsol E&P Wrap Up & Conclusions Agenda Peru Oil & Gas Industry Map E&P Pacific Region 11

Peru Oil & Gas Industry Map
Source: Perupetro
Information updated to June 2010.
Exploration: 66
Exploitation: 19
Current Contracts:
Total Wells: 109
Drilled Wells 2010:
Audited Production 2010:
LGN + Crude Oil (Bbl/d):               156
Natural Gas (Mm3/d):                   12.1
2009 3P Reserves
Crude  Oil (Mbbls):               5,811
LGN (Mbbls):                                1,337
Natural Gas (TCF):                            31

13 Peru Oil & Gas Industry Map Peru’s Importance for Repsol E&P E&P Pacific Region Wrap Up & Conclusions Peru´s Upstream Industry attractiveness Agenda

Why Invest in Peru?
Economic Attractiveness
High Contractor Take:
Source:  IHS CERA, PEPS Module 2010
14
42%
0 10 20 30 40 50 60
Bolivia
Venezuela
Suriname
Trinidad and Tobago
Uruguay
Ecuador
Brazil
Cuba
Costa Rica
Colombia
Chile
Argentina
Guyana
Peru
Jamaica
Paraguay

Why Invest in Peru?
Economic Attractiveness
Clear contractual structure: Concession contract
Source: Perupetro
Main Features:
•
Exclusive rights on acreage
•
No restrictions for products
destination
•
Contractor:
•
Operates
•
Finances
•
Owns reserves
•
Pays royalties & taxes
•
Government Take:
•
Royalties (in cash)  (5% - 38%)
•
Income Tax (30% - 32%)
15 15
TOTAL PRODUCTION
DD&A
NET REVENUE
ROYALTY
OPEX
TAXABLE INCOME
TAXES
CAPEX
CASH FLOW
TRANSPORT COSTS
CONTRACTOR

Article 62 of the Constitution:
“Laws or legal dispositions of any class cannot modify contractual terms”
Since 1990 Peru has adopted a Market-Based economic policy:
•
6 Bilateral free-trade agreemens and 5 in negotiation
•
Pro-investment laws
•
30 years of continuing economic policy
Why Invest in Peru?
Legal and Contractual Stability

E&P contracts evolution
Source: Gestion Journal / Perupetro, June  2010.
0
20
40
60
80
100
Exploration
Exploitation
Why Invest in Peru?
A promising future based on facts
Peru’s 2010 Bidding Round
Major oil & gas companies showed interest in Peru’s bid round.
Source: Perupetro (updated as of June 2010)
17 17

Production Evolution
Why Invest in Peru?
A promising future based on facts
Source: Perupetro (updated as of June 2010)
• Oil + NGL production had a 7% CAGR in last 5 years.
• Natural gas production had a 24% CAGR in last 5 years.
0
20
40
60
80
100
120
140
160
180
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
0
2
4
6
8
10
12
14
Oil+NGL (Kbopd) NG (Mm3/d)
18 18
San Martin
1st Gas
Pagoreni
1st Gas
Cashiriari
1st Gas

Reserves
Why Invest in Peru?
A promising future based on facts
Source: Perupetro (updated as of June 2010)
3P Potential expected to be monetized with infrastructure projects, currently been boosted by central government
1,337
5,811
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
Oil Crude NGL
31
0
5
10
15
20
25
30
35
40
NG
Possibles (P3)
Probables (P2)
Proved (P1)
19 19

20 Peru´s Upstream Industry attractiveness Peru’s Importance for Repsol E&P E&P Pacific Region Wrap Up & Conclusions Peru Oil & Gas Industry Map Agenda

2 out of 12 Repsol’s key growth projects are in Peru
Strong pipeline of projects
Note: All production figures indicate gross plateau production
FID
Pending (2010)
Production:
250 kboe/d
Kinteroni (Peru)
FID: 2010
Production:
86 kboe/d
FID: 2009
Production:
40 kboe/d
FID Pending (2012)
Production:
400 kboe/d
FID: 2009
Production:
8 Mm³/d
FID Pending (2011)
Production:
8 Mm³/d in 2014
FID Pending
(2011)
Production:
25 kboe/d
New Brunswick
Maine
VT
Wright
Waddington
Pittsburg
Cumberland
Dracut
RI
NH
MA
CT
Shelton
Beverly
Brookfield
Philipsburg
Leidy
Boston
(Everett)
New York
Buckskin
Shenzi G-104 &
Shenzi-8: increase
the potential of the
current fields and
the North flank
Margarita–Hua-
caya (Bolivia)
Guará (Brazil)
Reggane
(Algeria)
Cardon IV
(Venezuela)
Piracucá (Brazil)
FID Pending
(2011)
Production:
110 kboe/d
Carioca (Brazil)
Carabobo
(Venezuela)
Abaré, Abaré West &
Iguazú in BM-S-9
Panoramix: new
discovery in BM-S-48
Tangier-Larache, first
discovery success in
Moroccan offshore
Venus B-1, first
offshore discovery in
an unexplored area
US GoM
Brazil
Morocco
Sierra Leone &
West Africa
... 2012 2013 2014 2015 beyond      2008
Start
up
2009 2010
Gas Liquids LNG
Shenzi
(US GoM)
FID: 2006
Production:
121 kboe/d
I/R (Libya)
FID: 2007
Production:
75 kboe/d
Canaport
Start-up: 3Q
2009
Capacity:
10 Bcma
Peru LNG
Start-up: 2Q
2010
Capacity:
6 Bcma
.

Peru’s Importance for Repsol E&P
Natural Gas Value Chain (Camisea)
22
Pipeline lengths
Liquid line:  535 km
Gas Line:     715 km
Repsol’s Partners
- Hunt Oil
- SK Corporation
- Pluspetrol
- Sonatrach
- Tecpetrol Perú
- Tractebel
- Graña y Montero
Capacity: 4.45Mtpa
Storage:     260,000m  GNL
Gas Line: 408 km
PERU LNG Partners
- Hunt Oil
- SK Corporation
- Marubeni
OFF TAKE:
100% Repsol
LIQUEFACTION
PIPELINE TRANSPORT
(NGs & LPGs)
UPSTREAM
(Exploration & Production)
LNG COMMERCIALIZATION
DOMESTIC MARKET
(NGs & LPGs)
Production (gross):
NG:    28.3 Mm /d
NGL:   85 Kbopd
Repsol’s Partners
- Hunt Oil
- SK Corporation
- Pluspetrol
- Petrobras
- Sonatrach
- Tecpetrol
3
3

23 Pisco Cusco Lima Malvinas • 56 & 88 Blocks. • Location: La Convención, Cusco, 431 km east of Lima. Peru’s Importance for Repsol E&P Camisea Fields Location

Pisco Topping
and
Fractioning
Plant
35 kbopd
Malvinas
Processing
Plant
Before expansion: 32.8 Mm /d
After expansion: 47.6 Mm /d
Expected to come online in S2 2012
1 x 14.7 Mm /d
Investments Details
Exploration
Plan
(2010-2014)
6 prospects to be explored
7 Confirmed wells
+3 Well contingent
to results
Before expansion: 85 kbopd
After expansion: 120 kbopd
Expected to come online in S2 2012
Peru’s Importance for Repsol E&P
Camisea Main Current Projects
Observations
3
3
3

25 • Department of Cuzco. • Ucayali-Madre de Dios Basin. • 50 km from Camisea gas and condensate fields. Peru’s Importance for Repsol E&P Kinteroni Project Location

Meet the growing domestic demand for gas.
• First gas production: Second semester 2012.
• Average production: 5Mm /d and 8.7 Kbopd.
Execute the project according best practices and global standards.
Peru’s Importance for Repsol E&P
Kinteroni Project Objectives
3

South Kinteroni Mapi Prospect Peru’s Importance for Repsol E&P Kinteroni Project Structural Map North Kinteroni Mashira Prospect 27

Peru’s Importance for Repsol E&P
Kinteroni Project Architecture
City Gate
Pisco Plant
(Camisea)
South Kinteroni
Well Pad
Truck
Loading
Existing TGP’s Dry Gas pipeline (to be expanded)
Existing TGP’s NGLs pipeline (to be expanded)
Production Facilities +
Compression Plant
Flowline (~15 km, 16’’)
Flowlines (42km, 18” & 22km,  6’’)
New Shared Facilities
Operated
facilities
Non-Operated
facilities
Diesel
Naphtha
Propane
Butane
Nuevo
Mundo
Malvinas Plant
(Camisea)
Bl 57
New Shared Facilities
Cargo
Ship
3 wells
28 28

Synergies with Camisea Project
• Block 57 Processing Agreement.
• Block 57 Liquids Transportation Agreement.
Repsol’s natural gas sales contracts
• LOI signed with Nitratos del Peru.
• 2010 Repsol’s Tender.
Peru’s Importance for Repsol E&P
Kinteroni Project Commercial Updates

• Health
• Education
• Home improvement
School kits
Home Improvement
Sustainable economic activities
Peru’s Importance for Repsol E&P
Kinteroni Native Community Social Plan
Medical Equipment
• Production skills for
sustainable projects

31 Peru’s Importance for Repsol E&P How do we face this growth? Synergies Excellent NC Relations Technology & Technical Capabilities Human Team Management Systems

Peru’s Importance for Repsol E&P
How do we face this growth?
Human
Team
0
50
100
150
200
250
2005 2006 2007 2008 2009 2010 2011
Pacific RU Peru BU Exploration LNG
2007/2008: Blocks 39&57 enter Repsol’s strategic project
portfolio
2008: Regional Headquarters moves to Peru.
2009: Kinteroni Project FID
2010: Creation of an exclusive organizational structure for
Kinteroni Project
Integrated Management System / ISOs, OHSAS

33 Peru’s Importance for Repsol E&P Wrap Up & Conclusions Agenda Peru´s Upstream Industry attractiveness E&P Pacific Region Peru Oil & Gas Industry Map

Peru, a growth engine for Repsol
Economic atractiveness
Contractual stability
Sustainable demand
Free market policy
Reserves potential
Public/private Infrastructure
plans
An Opportunity
7 E&P contracts (2    largest)
Present across whole gas value chain
Excellent relations with stakeholders
A Strong Presence
2012 Kinteroni first gas
Mapi & Mashira exploratory plan
Block 39 exploratory plan
3 additional exploratory blocks
A Promising Future
34 34
nd

An Opportunity A Strong Presence A Promising Future 35 35 Peru, a growth engine for Repsol

Kinteroni - Logistics Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dic Urubamba River level (feet) 36 0 2 4 6 8 10 12 High Mid Low High

Repsol´s strong positioning in the E&P industry
7
0
2
4
6
8
10
• Ecopetrol, Perenco, Reliance, SK have interests in 3 blocks.
• Other 40 companies have interests in 3 or less blocks.
Why Invest in Peru?
A promising future based on facts

38
Peru’s Importance for Repsol E&P
Kinteroni Native Communities in influence area
POROTOBANGO
NUEVO MUNDO
CAMISEA
SHIVANKORENI
CHENI
POYENI
TSOROJA
Indirect influence
Direct influence

19 communities fall within the
catchment area of Block 57

39 Peruvian Net Acreage by Companies Source: Wood Mackenzie 2009 Perú - Main Oil & Gas Companies in Peru Related to Acreage 0 10.000 20.000 30.000 40.000 50.000 60.000 70.000 80.000 90.000 100.000

Peru Field Trip September 2010 Upstream Peru Evandro Correa Nacul Executive Director E&P Pacific

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: September 8th, 2010	By:	/S/ IÑIGO ALONSO DE NORIEGA
	Name:	Iñigo Alonso de Noriega
	Title:	Corporate Governance Director